UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- Form C: Offering Statement

- Form C-U: Progress Update

- Form C/A: Amendment to Offering Statement

  - Check box if Amendment is material and investors must reconfirm within five business days.

☑ Form C-AR: Annual Report

- Form C-AR/A: Amendment to Annual Report

- Form C-TR: Termination of Reporting

Name of issuer
Lick Ice Creams LLC

Legal status of issuer

> ***Form***
> Limited Liability Company

> ***Jurisdiction of Incorporation/Organization***
> Texas

> ***Date of organization***
> March 12, 2011

Physical address of issuer
2000 Windy Terrace, Suite 3D, Cedar Park, TX 78613

Website of issuer
https://www.ilikelick.com/

Current number of employees
105

	Most recent fiscal year-end (December 31, 2023)	**Prior fiscal year-end (December 31, 2022)**
Total Assets	$3,985,146	$3,022,298
Cash & Cash Equivalents	$89,654	$110,559
Accounts Receivable	$47,775	$59,710
Short-term Debt	$1,995,702	$489,319
Long-term Debt	$2,848,870	$3,036,329
Revenues/Sales	$4,273,782	$3,841,308
Cost of Goods Sold	$1,603,016	$1,589,464
Taxes Paid*	$12,658	$4,937
Net Income/(Loss)	($1,173,017)	($507,332)

*Taxes paid represents state franchise taxes paid to the State of Texas.



April 30, 2024

FORM C-AR

Lick Ice Creams

This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by Lick Ice Creams, LLC, a Texas Limited Liability Company (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at https://www.pittmoss.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 20, 2024.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance, and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

Lick Ice Creams (the "Company," "Lick Honest Ice Creams," or "Lick") is a Texas Limited Liability Company, formed on March 12, 2011.

The Company is located at 2000 Windy Terrace, Suite 3D, Cedar Park, TX 78613.

The Company primarily conducts business in the State of Texas and sells its ice cream products online, which can be delivered to all 50 U.S. states.

The Company's website is https://www.ilikelick.com/.

The information available on or through our website is not a part of this Form C-AR.

The Business

Lick Ice Creams offers farm-to-scoop ice cream crafted from responsibly sourced, peak-season ingredients from local farmers and Texas food artisans, creating a delicious, soy-free, palm-oil free, and preservative-free product. Ultimately our vision for Lick Ice Creams is for it to grow into a national brand with shop locations and wholesale partners from coast to coast.

RISK FACTORS

Risks Related to the Company's Business and Industry

The Company is in the development stage.
We are subject to all of the risks inherent in the establishment of a new business enterprise, including, but not limited to, limited operating history, reliance on key personnel, the lack of developed products, insufficient capital, and the lack of sufficient sales and marketing capabilities. We may not be successful in developing our business or operating our business profitably. In fact, we may never complete our development, or operate at a profit. Our success will depend on our Board's and management's ability to address the risks encountered by development stage companies and to implement our business plan. We may not be successful in implementing our business plan, and, in such event, the Company will likely fail.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.
In particular, the Company is dependent on Alejandro Navarro, Anthony Sobotik, and Chad Palmatier, who are the CFO, CEO, and co-founder of the Company, respectively. The Company has entered into an employment agreement with Alejandro Navarro, Anthony Sobotik, and Chad Palmatier, although there can be no assurance that they will continue to be employed by the Company for a particular period of time. The loss of Alejandro Navarro, Anthony Sobotik, and

Chad Palmatier could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on Alejandro Navarro, Anthony Sobotik, and Chad Palmatier, we do not have any key man life insurance policies on Alejandro Navarro, Anthony Sobotik, and Chad Palmatier.

We are dependent on Alejandro Navarro, Anthony Sobotik, and Chad Palmatier in order to conduct our operations and execute our business plan, however, we have not purchased any insurance policies with respect to him in the event of his death or disability. Therefore, if Alejandro Navarro, Anthony Sobotik, and Chad Palmatier dies or become disabled, we will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect our Company and our operations.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in the U.S.

Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We have not prepared any audited financial statements.

Our independent accountant has reviewed our financial statements; however, our financial statements have not been audited and therefore have not been subject to the more rigorous review required by an audit.

The Company has indicated that it has engaged in certain transactions with related persons.
Please see the section of this Memorandum entitled "Transactions with Related Persons and Conflicts of Interest" for further details.

The development and commercialization of our products is highly competitive.
We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical, and human resources than we have and superior expertise in research and development and marketing approved products and thus may be better equipped than us to develop and commercialize an artisanal ice cream business. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance and our ability to generate meaningful additional revenues from our services and products.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.
Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships, or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

The Company's business operations may be materially adversely affected by a pandemic such as the Coronavirus (COVID-19) outbreak.
In December 2019, a novel strain of coronavirus was reported to have surfaced in Wuhan, China, which spread throughout other parts of the world, including the United States. On January 30, 2020, the World Health Organization declared the outbreak of the coronavirus disease (COVID-19) a "Public Health Emergency of International Concern." On January 31, 2020, U.S. Health and Human Services Secretary Alex M. Azar II declared a public health emergency for the United States to aid the U.S. healthcare community in responding to COVID-19, and on March 11, 2020 the World Health Organization characterized the outbreak as a "pandemic." COVID-19 resulted in a widespread health crisis that adversely affected the economies and financial markets worldwide. The Company's business could be materially and adversely affected. The extent to

which COVID-19 impacts the Company's business will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 and the actions to contain COVID-19 or treat its impact, among others. If the disruptions posed by COVID-19 or other matters of global concern continue for an extended period of time, the Company's operations may be materially adversely affected.

We face risks related to health epidemics and other outbreaks, which could significantly disrupt the Company's operations and could have a material adverse impact on us.
The outbreak of pandemics and epidemics could materially and adversely affect the Company's business, financial condition, and results of operations. If a pandemic occurs in areas in which we have material operations or sales, the Company's business activities originating from affected areas, including sales, materials, and supply chain related activities, could be adversely affected. Disruptive activities could include the temporary closure of facilities used in the Company's supply chain processes, restrictions on the export or shipment of products necessary to run the Company's business, business closures in impacted areas, and restrictions on the Company's employees' or consultants' ability to travel and to meet with customers, vendors, or other business relationships. The extent to which a pandemic or other health outbreak impacts the Company's results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of a virus and the actions to contain it or treat its impact, among others. Pandemics can also result in social, economic, and labor instability which may adversely impact the Company's business.

If the Company's employees or employees of any of the Company's vendors, suppliers or customers become ill or are quarantined and in either or both events are therefore unable to work, the Company's operations could be subject to disruption. The extent to which a pandemic affects the Company's results will depend on future developments that are highly uncertain and cannot be predicted.

We have a limited operating history.
Our proposed operations are subject to all business risks associated with a new enterprise. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. We anticipate that our operating expenses will increase for the near future. There can be no assurances that we will ever operate profitably.

We have a history of losses. If we do not become profitable or maintain profitability in the future, we may not be able to continue to operate.
We have not been profitable in the past. We have not generated any significant revenues to date. Before we are able to generate any material level of revenues, we will incur significant additional losses. We expect to substantially increase our research and development and sales and marketing and general and administrative expenses. As a result, we will need to generate significant revenues to achieve and maintain profitability in the future. Failure to achieve or maintain profitability will materially and adversely affect our business.

We rely on other companies to provide raw materials and basic ingredients for our products.
We depend on these suppliers to meet our obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers do not provide the agreed-upon supplies or perform the agreed-upon services in

compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we acquire such items do not provide such raw materials and basic ingredients which meet required specifications and perform to our and our customers' expectations. Our suppliers may be less likely than us to be able to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two subcontractors or suppliers for a particular raw material or basic ingredient.

Quality management plays an essential role in determining and meeting customer requirements, preventing quality issues, improving the Company's products and customer service and maintaining the integrity of the data that supports the safety and efficacy of our products.
Our future success depends on our ability to maintain and continuously improve our quality management program. An inability to address a quality or safety issue in an effective and timely manner may also cause negative publicity, a loss of customer confidence in us or our current or future products, which may result in the loss of sales and difficulty in successfully launching new products. In addition, a successful claim brought against us in excess of available insurance or not covered by indemnification agreements, or any claim that results in significant adverse publicity against us, could have an adverse effect on our business and our reputation.

We may plan to implement new lines of business or offer new products within existing lines of business.
There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products in response to industry trends, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, our business, financial condition, or results of operations may be adversely affected.

In general, demand for our products is highly correlated with general economic conditions.
A substantial portion of our revenue is derived from discretionary spending by individuals, which typically falls during times of economic instability. Declines in economic conditions in the U.S. or in other countries in which we operate may adversely impact our consolidated financial results. Because such declines in demand are difficult to predict, we or the industry may have increased excess capacity as a result. An increase in excess capacity may result in declines in prices for our products and services.

If we are unable to continue to maintain good relationships with our employees and prevent labor organizations from organizing groups of our employees, our operating costs could significantly increase, and our operational flexibility could be significantly reduced.
Our physical store locations employ a number of employees, who may unionize and cause us to experience unanticipated financial and operational costs. Failing to maintain a positive working environment, which includes competitive wages, may increase the risk of our employees unionizing.

Changes in employment laws or regulation could harm our performance.

Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment requirements for employees who receive tips, a reduction in the number of states that allow tips to be credited toward minimum wage requirements, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

Maintaining, extending, and expanding our reputation and brand image are essential to our business success.
We seek to maintain, extend, and expand our brand image through marketing investments, including advertising and consumer promotions, and product innovation. Increasing attention on marketing could adversely affect our brand image. It could also lead to stricter regulations and greater scrutiny of marketing practices. Existing or increased legal or regulatory restrictions on our advertising, consumer promotions and marketing, or our response to those restrictions, could limit our efforts to maintain, extend and expand our brands. Moreover, adverse publicity about regulatory or legal action against us could damage our reputation and brand image, undermine our customers' confidence and reduce long-term demand for our products, even if the regulatory or legal action is unfounded or not material to our operations.

In addition, our success in maintaining, extending, and expanding our brand image depends on our ability to adapt to a rapidly changing media environment. We increasingly rely on social media and online dissemination of advertising campaigns. The growing use of social and digital media increases the speed and extent that information or misinformation and opinions can be shared. Negative posts or comments about us, our brands, or our products on social or digital media, whether or not valid, could seriously damage our brands and reputation. If we do not establish, maintain, extend, and expand our brand image, then our product sales, financial condition and results of operations could be adversely affected.

Product safety and quality concerns, including concerns related to perceived quality of ingredients, could negatively affect the Company's business.
The Company's success depends in large part on its ability to maintain consumer confidence in the safety and quality of all its products. The Company has rigorous product safety and quality standards. However, if products taken to market are or become contaminated or adulterated, the Company may be required to conduct costly product recalls and may become subject to product liability claims and negative publicity, which would cause its business to suffer. In addition, regulatory actions, activities by nongovernmental organizations and public debate and concerns about perceived negative safety and quality consequences of certain ingredients in our products may erode consumers' confidence in the safety and quality issues, whether or not justified, and could result in additional governmental regulations concerning the marketing and labeling of the Company's products, negative publicity, or actual or threatened legal actions, all of which could damage the reputation of the Company's products and may reduce demand for the Company's products.

We must correctly predict, identify, and interpret changes in consumer preferences and demand, offer new products to meet those changes, and respond to competitive innovation.

Consumer preferences our products change continually. Our success depends on our ability to predict, identify, and interpret the tastes and habits of consumers and to offer products that appeal to consumer preferences. If we do not offer products that appeal to consumers, our sales and market share will decrease. We must distinguish between short-term fads, mid-term trends, and long-term changes in consumer preferences. If we do not accurately predict which shifts in consumer preferences will be long-term, or if we fail to introduce new and improved products to satisfy those preferences, our sales could decline. In addition, because of our varied customer base, we must offer an array of products that satisfy the broad spectrum of consumer preferences. If we fail to expand our product offerings successfully across product categories, or if we do not rapidly develop products in faster growing and more profitable categories, demand for our products could decrease, which could materially and adversely affect our product sales, financial condition, and results of operations.

In addition, achieving growth depends on our successful development, introduction, and marketing of innovative new products and line extensions. Successful innovation depends on our ability to correctly anticipate customer and consumer acceptance, to obtain, protect and maintain necessary intellectual property rights, and to avoid infringing the intellectual property rights of others and failure to do so could compromise our competitive position and adversely impact our business.

We are vulnerable to fluctuations in the price and supply of ingredients, packaging materials, and freight.
The prices of the ingredients, packaging materials and freight are subject to fluctuations in price attributable to, among other things, changes in supply and demand of raw ingredients, including milk, most notably. The sales prices to our customers are a delivered price. Therefore, changes in our input costs could impact our gross margins. Our ability to pass along higher costs through price increases to our customers is dependent upon competitive conditions and pricing methodologies employed in the various markets in which we compete. To the extent competitors do not also increase their prices, customers and consumers may choose to purchase competing products or may shift purchases to lower-priced private label or other value offerings which may adversely affect our results of operations.

We rely on significant quantities of milk as well as plastic packaging materials provided by third-party suppliers. We buy from a variety of producers and manufacturers, and alternate sources of supply are generally available. However, the supply and price are subject to market conditions and are influenced by other factors beyond our control. We do not have long-term contracts with many of our suppliers, and, as a result, they could increase prices or fail to deliver. The occurrence of any of the foregoing could increase our costs and disrupt our operations.

Substantial disruption to production at our supplier facilities could occur.
A disruption in production at our manufacturing facility could have an adverse effect on our business. In addition, a disruption could occur at the facilities of our suppliers or distributors. The disruption could occur for many reasons, including fire, natural disasters, weather, water scarcity, manufacturing problems, disease, strikes, transportation or supply interruption, government regulation, cybersecurity attacks or terrorism. Alternative facilities with sufficient capacity or capabilities may not be available, may cost substantially more or may take a significant time to start production, each of which could negatively affect our business and results of operations.

Future product recalls or safety concerns could adversely impact our results of operations.

We may be required to recall certain of our products should they be mislabeled, contaminated, spoiled, tampered with or damaged. We also may become involved in lawsuits and legal proceedings if it is alleged that the consumption or use of any of our products causes injury, illness, or death. A product recall or an adverse result in any such litigation could have an adverse effect on our business, depending on the costs of the recall, the destruction of product inventory, competitive reaction, and consumer attitudes. Even if a product liability or consumer fraud claim is unsuccessful or without merit, the negative publicity surrounding such assertions regarding our products could adversely affect our reputation and brand image. We also could be adversely affected if consumers in our principal markets lose confidence in the safety and quality of our products.

Evolving tax, environmental, food quality and safety or other regulations or failure to comply with existing licensing, labeling, trade, food quality and safety and other regulations and laws could have a material adverse effect on our consolidated financial condition.

Our activities or products, both in and outside of the United States, are subject to regulation by various federal, state, provincial and local laws, regulations, and government agencies, including the U.S. Food and Drug Administration, U.S. Federal Trade Commission, the U.S. Departments of Agriculture, Commerce and Labor. These laws and regulations and interpretations thereof may change, sometimes dramatically, as a result of a variety of factors, including political, economic, or social events. The manufacturing, marketing and distribution of food products are subject to governmental regulation that control such matters as food quality and safety, ingredients, advertising, product or production requirements, labeling, import or export of our products or ingredients, relations with distributors and retailers, health and safety, the environment, and restrictions on the use of government programs to purchase certain of our products. We are also regulated with respect to matters such as licensing requirements, trade and pricing practices, tax, anticorruption standards, advertising and claims, and environmental matters. The need to comply with new, evolving, or revised tax, environmental, food quality and safety, labeling or other laws or regulations, or new, or changed interpretations or enforcement of existing laws or regulations, may have an adverse effect on our business and results of operations. Further, if we are found to be out of compliance with applicable laws and regulations in these areas, we could be subject to civil remedies, including fines, injunctions, termination of necessary licenses or permits, or recalls, as well as potential criminal sanctions, any of which could have an adverse effect on our business. Even if regulatory review does not result in these types of determinations, it could potentially create negative publicity or perceptions which could harm our business or reputation.

Lick Ice Creams is subject to the laws for Retail Food Establishments under State of Texas Health and Human Services. Each location is required to carry permits, abide by the health and safety codes, and participate in health inspections on an annual basis.

Growth rates higher than planned or the introduction of new products requiring special ingredients could create higher demand for ingredients greater than we can source.

Although we believe that there are alternative sources available for our key ingredients, there can be no assurance that we would be able to acquire such ingredients from substitute sources on a timely or cost-effective basis in the event that current suppliers could not adequately fulfill orders, which would adversely affect our business and results of operations.

The artisanal ice cream business is seasonal in nature, and we are likely to experience fluctuations in results of operations and financial condition.

Sales of artisanal ice cream products are somewhat seasonal, with the first and fourth quarters historically having lower sales than the rest of the year.

Our business is substantially dependent upon awareness and market acceptance of our products and brands.
Our business depends on acceptance by both our end consumers as well as our independent distributors of our brands as beverage brands that have the potential to provide incremental sales growth rather than reduce distributors' existing beverage sales. We believe that the success of our product name brands will also be substantially dependent upon acceptance of our product name brands. Accordingly, any failure of our brands to maintain or increase acceptance or market penetration would likely have a material adverse affect on our revenues and financial results.

Reductions in sales of our products will have an adverse effect on our profitability and ability to generate cash to fund our business plan.
The following factors, among others, could affect continued market acceptance and profitability of our products:

• the introduction of competitive products;

• changes in consumer preferences among ice cream products;

• changes in consumer eating and snacking habits, including trends away from certain categories, including major allergen-free, gluten-free, and non-GMO products;

• changes in awareness of the social effects of farming and food production;

• changes in consumer perception about trendy snack products;

• changes in consumer perception regarding the healthfulness of our products;

• the level and effectiveness of our sales and marketing efforts;

• any unfavorable publicity regarding ice cream or similar products;

• any unfavorable publicity regarding our brand;

• litigation or threats of litigation with respect to our products;

• the price of our products relative to other competing products;

• price increases resulting from rising commodity costs;

• any changes in government policies and practices related to our products, labeling and markets;

• regulatory developments affecting the manufacturing, labeling, marketing, or use of our products;

• new science or research that disputes the healthfulness of our products; and

• adverse decisions or rulings limiting our ability to promote the benefits of ice cream products.

Adverse developments with respect to the sale of our products would significantly reduce our net sales and profitability and have a material adverse effect on our ability to maintain profitability and achieve our business plan.

As a food production company, all of our products must be compliant with regulations by the Food and Drug Administration (FDA).
We must comply with various FDA rules and regulations, including those regarding product manufacturing, food safety, required testing and appropriate labeling of our products. It is possible that regulations by the FDA and its interpretation thereof may change over time. As such, there is a risk that our products could become non-compliant with the FDA's regulations and any such non-compliance could harm our business.

Ingredient and packaging costs are volatile and may rise significantly, which may negatively impact the profitability of our business.
We purchase large quantities of raw ingredients, including our main ingredient, milk. In addition, we purchase and use significant quantities of film, paper, and plastic sheeting to package our products. In recent periods, the price of milk has been priced above its respective averages. We may realize some negative effects from these high prices in the form of increased cost of goods sold, resulting in lower gross profit margins, and/or lower sales if we decide to pass along the increased cost of goods sold onto consumers.

Costs of ingredients and packaging are volatile and can fluctuate due to conditions that are difficult to predict, including global competition for resources, weather conditions, natural or man-made disasters, consumer demand and changes in governmental trade and agricultural programs. As such, any material upward movement in raw materials pricing could negatively impact our margins, if we are not able to pass these costs on to our customers, or sales if we are forced to increase our prices, which would adversely affect our business, results of operations and financial condition.

Our future business, results of operations and financial condition may be adversely affected by reduced availability of our core ingredients.
Our ability to ensure a continuing supply of our core ingredients at competitive prices depends on many factors beyond our control, such as the number and size of farms that grow crops, poor harvests, changes in national and world economic conditions and our ability to forecast our ingredient requirements. The dairy and other ingredients used in our products are vulnerable to adverse weather conditions and natural disasters, such as floods, droughts, frosts, earthquakes, hurricanes and pestilences. Adverse weather conditions and natural disasters can lower crop yields and reduce crop size and quality, which in turn could reduce the available supply of our core ingredients. If supplies of our core ingredients are reduced or there is greater demand for such ingredients, from us and others, we may not be able to obtain sufficient supply on favorable terms, or at all, which could impact our ability to supply products to distributors and retailers.

If our brand or reputation is damaged, the attractive characteristics that we offer retailers may diminish, which could diminish the value of our business.
We are currently an attractive brand for our customers because our products are high quality and generate a high level of retail sales at a premium margin relative to their shelf space. This is due to both our premium price point and our sales velocity. If our brand or reputation is damaged for any reason, consumers may no longer be willing to pay a premium price for our products and we

may no longer be able to generate a high sales velocity at our then-current prices. If we no longer offer these characteristics, retailers may decrease their orders of our products and downgrade the in-store placement of our products, which could have an adverse effect on our business and results of operations.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C-AR, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS.

BUSINESS

Description of the Business

Lick Ice Creams offers farm-to-scoop ice cream crafted from responsibly sourced, peak-season ingredients from local farmers and Texas food artisans, creating a delicious, soy-free, palm-oil free, and preservative-free product. The company is committed to sustainability, supporting the Texas community, and creating unique and exciting flavors. Since inception in 2011, the company has established eight brick-and-mortar "Scoop Shops" across Texas in Austin, San Antonio, College Station, and Houston. The company also offers national delivery across the country, enabling customers to get craft batch ice cream delivered to their door at any time of the year.

Business Plan

Lick's growth plans in the Texas region currently involve expanding its physical store footprint across select cities, including Austin, San Antonio, College Station, and Houston. As it expands across the state, Lick's Texas locations are expected to serve as a foundation for potential national expansion.

The Company believes site selection is key to the success of an individual scoop shop, hence it is getting a large amount of the leadership team's focus and attention, which involves working with third-party real estate firms to select a site and develop it from the ground up. The Company also plans to pursue a co-packing initiative with some of the proceeds from this raise. The goal of working with co-packers is to reduce scoop shop costs while maintaining Lick's ability to produce unique seasonal flavors.

Lick believes its commitment to use clean, ethically-sourced ingredients and support local farms and food artisans make it well positioned in the premium ice cream market. Lick uses homogenized milk and avoids all use of palm oil, corn, and soy. This aligns well with macro trends in consumer markets of moving towards healthier ingredients and a sustainable supply chain.[1] Lick has been a steward of these principles since it opened over a decade ago.

Lick Ice Creams currently generates revenue from selling ice cream at its brick-and-mortar Scoop Shops, wholesale to retail grocery stores, and online through an e-commerce model.

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[1] https://www.mckinsey.com/industries/consumer-packaged-goods/our-insights/hungry-and-confused-the-winding-road-to-conscious-eating

Retail: Wholesale & Scoop Shops

Lick's pints and sandwiches are sold to retail grocery stores at varying prices, dependent on the flavor ordered. Wholesale pricing for pints is between $6 and $7 and is approximately $4 for sandwiches.

Within its scoop shops, prices for its ice cream products vary, but in general the company's in-store pricing includes:

TO-GO	SIZES	TOPPINGS	SAUCES	CONES
Pint $10.99	Small $5.99 1 to 2 flavors	Whipped Cream	Chocolate	Waffle Cone or Waffle Bowl $1.50
	Medium $6.99 Up to 3 flavors	Sprinkles	Caramel	
Ice Cream Sandwich $6.99	Large $7.99 Up to 4 flavors	Chocolate Cookie Crumble	Seasonal	Cake Cone $0.50
	Fundae $9.99	Toasted Texas Pecans $1.00 each	$1.00 each	

Online

Lick's products can also be purchased online through Goldbelly and shipped nationwide.[2]

History of the Business

The Company's Products and/or Services

Product / Service	Description	Current Market
Ice Cream Pints	Artisanal ice cream made with high quality ingredients	Regional Texas markets in and around Austin, San Antonio, College Station, and Houston
Ice Cream Sandwiches	Artisanal ice cream sandwiches made with high quality ingredients	Regional Texas markets in and around Austin, San Antonio, College Station, and Houston

We are constantly researching and developing new flavors and varieties of our products, which we think might appeal to our customers, especially seasonal flavors which are offered exclusively in our scoop shops.

We offer our product primarily through scoop shops located in central Texas as well as through wholesale partnerships. Our products can also be purchased online through Goldbelly, which are then shipped in insulated shipping boxes.

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[2] https://www.goldbelly.com/lick-honest-ice-cream

Competition

The Company competes with national ice cream brands such as Jeni's Splendid Ice Creams and Ben and Jerry's, which have physical storefronts throughout Texas and are sold in the same grocery stores (Whole Foods and Central Market) that Lick Ice Cream products can be found. The Company also more directly competes with Austin-based Amy's Ice Creams and organic, ingredient-conscious competitor Cosmic Bliss.

In many of the markets in which we sell our products, we compete against other branded products as well as retailers' private-label brands. Due to the high competition we face, we believe strong brand recognition, product quality, value, and flavor development are crucial differentiating factors that set us apart from nationally-recognized and smaller brands.

Customer Base

Our primary customers are Texas-natives within the Austin, San Antonio, College Station, and Houston markets within Texas. Over the last decade, we have made it a mission to nurture our relationships with our customers within these markets in order to remain a familiar favorite to our customers.

We also sell nationally through Goldbelly and believe this online sales channel opens new opportunities for growth if we decide to expand our physical footprint beyond Texas.

Intellectual Property

The Company does not have intellectual property filed with patent offices and utilizes trade secrets in its research and development of its flavors.

Governmental/Regulatory Approval and Compliance

A number of states, counties and cities have enacted menu-labeling laws requiring restaurant operators to disclose certain nutritional information to customers or have enacted legislation restricting the use of certain types of ingredients in restaurants. Furthermore, the Patient Protection and Affordable Care Act of 2010 (the "PPACA") establishes a uniform, federal requirement for certain restaurants to post certain nutritional information on their menus. Specifically, the PPACA amended the Federal Food, Drug and Cosmetic Act to require certain chain restaurants to publish the total number of calories of standard menu items on menus and menu boards, along with a statement that puts this calorie information in the context of a total daily calorie intake. The PPACA also requires covered restaurants to provide to consumers, upon request, a written summary of detailed nutritional information for each standard menu item, and to provide a statement on menus and menu boards about the availability of this information. The PPACA further permits the FDA to require covered restaurants to make additional nutrient disclosures, such as disclosure of trans-fat content. An unfavorable report on, or reaction to, our menu ingredients, the size of our portions or the nutritional content of our menu items could negatively influence the demand for our offerings. HACCP for Wholesale.

Lick Ice Creams is subject to the laws for Retail Food Establishments under State of Texas Health and Human Services. Each location is required to carry permits and abide by the health and safety codes, including required health inspections on an annual basis.

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

Managing Entity

The Company is operated by the following managing entities:

Name	Description	Years in business	Management fee
Ronin Food Group LLC	Ronin Food Group LLC is a professional management group established to grow businesses strategically from the small to the middle market.	3	$0.00
CANDA Holdings Inc.	A holdings corporation owned entirely by Lick's co-founders Chad Palmatier and Anthony Sobotik	3	$0.00

Other

The Company's principal address is 2000 Windy Terrace, Suite 3D, Cedar Park, TX 78613.

The Company has the following additional addresses:

- Lick South Lamar: 1100 S. Lamar Blvd. #1135, Austin, TX, 78704
- Lick Mueller: 1905 Aldrich St. Ste. 150, Austin, TX 78723
- Lick North Burnet: 6555 Burnet Rd. #200, Austin, TX 78757
- Lick at The Rim: 17635 La Cantera Pkwy., San Antonio, TX 78257
- Lick Pearl: 312 Pearl Pkwy. #2101, San Antonio, TX 78215
- Lick Hemisfair: 639 Hemisfair Blvd., San Antonio, TX 78205
- Lick College Station: 143 Century Square Dr. Ste. 11, College Station, TX 77840
- Lick Braes Heights: 3821 Bellaire Blvd., Houston, TX 77025
- Lick Autry Park (opening soon): 3737 Cogdell St., Houston, TX 77019

The Company conducts business in Texas and online within the U.S.

DIRECTORS, OFFICERS, AND EMPLOYEES

Directors or Managers

The directors or managers (and any persons occupying a similar status or performing a similar function) of the Company are listed below along with all positions held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications. The term Director means any member who sits on the Board of the Directors of the Company. The term manager means a managing member of the company who has control over day-to-day decisions and any person(s) routinely performing similar functions.

Name

Chad Palmatier

All positions and offices held with the Company and date such position(s) was held with start and ending dates

CBO (Chief Brand Officer), October 2020 – January 2023

Co-Founder, 2011 – Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

CBO (Chief Brand Officer), Lick Ice Creams LLC; October 2020 – January 2023
- Oversaw the company's brand design and interior designs at each individual scoop shop location

Co-Founder, Lick Ice Creams; 2011 – Present
- Key decision-maker since the Company's inception
- Influenced the Company's brand direction, product positioning, and advocate

Director of Interiors, Studio Steinbomer; November 2022 – Present
- Oversees the company's interior design strategy for its individual and commercial customers

Managing Member and Co-CEO, CANDA Holdings Inc.; October 2020 – Present
- Co-manages the firms' investment decisions and co-manages the investments themselves, which includes Lick Ice Creams LLC

Managing Member, Two Busy Guys, LLC; February 2013 - Present
- Co-manages the company's real estate investment decisions, including the due diligence, purchase, and leasing of locations

Education

Bachelor's Degree in Interior Design from Marymount University

Name

Anthony Sobotik

All positions and offices held with the Company and date such position(s) was held with start and ending dates

CEO, Oct 2022 – Present

Chief Culinary Officer, October 2020 – September 2022

Co-Founder, 2011 – Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

CEO, Lick Ice Creams LLC; October 2022 – Present
- Manages overall operations by way of guiding directors and managers of specific departments
- Drives overall revenue growth and profitability
- Manages expansion strategy through brand building and development opportunities

Chief Culinary Officer, Lick Ice Creams LLC; October 2020 – September 2022
- Oversaw the company's flavor development and quality of its ice cream products by influencing research and development of new flavors and products

Co-Founder, Lick Ice Creams LLC; 2011 – Present
- Key decision-maker since the Company's inception
- Influenced the Company's operational decision-making since day one and contributed operational know-how to each location throughout its expansion

Director, Urban Roots (Austin Youth & Community Farm); September 2019 – Present
- Provides guidance related to youth programming, fundraising, development, and facilities expansion

Managing Member, Two Busy Guys LLC; February 2013 – Present
- Co-manages the company's real estate investment decisions, including the due diligence, purchase, and leasing of locations

Managing Member and Co-CEO, CANDA Holdings Inc.; October 2020 – Present
- Co-manages the firms' investment decisions and co-manages the investments themselves, which includes Lick Ice Creams LLC

Name

Alejandro Navarro

All positions and offices held with the Company and date such position(s) was held with start and ending dates

CFO, October 2022 – Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

CFO, Lick Ice Creams LLC; October 2022- Present
- Oversees the company's financial accounting, reporting, planning, and analysis
- Leads the company's fundraising initiatives

Managing Director, Kinn Home; July 2022 - Present
- Managing the staffing, accounting, and accounts payable & accounts receivables
- Drives financial planning and analysis of the company
- Leads the company's fundraising initiatives

Managing Partner, The Ronin Food Group LLC; June 2020 - Present
- Oversees the accounting, financial planning, financial analysis, deal development, and fundraising initiatives

CEO, Ronin Management Consulting; March 2021 – Present
- Manages the staffing, accounting, financial planning and analysis, and product development of its management consulting services

CEO, The Ronin Society; September 2016 - Present
- Manages the staffing, accounting, financial planning and analysis, and product development of its financial consulting services

Managing Partner, Alta CI LLC; June 2010 - Present
- Manages the cash flow and overall financial planning and analysis procedures

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Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Texas law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 105 employees in Texas.

The Company has the following employment/labor agreements in place:

Employee / Contractor	Description	Effective Date	Termination Date
Chad Palmatier	Employment agreement	October 12, 2020	October 12, 2025
Anthony Sabotik	Employment agreement	October 12, 2020	October 12, 2025
Alejandro Navarro	Services agreement for fundraising services	February 24, 2022	Until the MicroVentures capital raise concludes
Melissa Mattingly	Consulting agreement for bookkeeping services	May 22, 2023	N/A
The Social Hour	Consulting agreement for social media management services	January 17, 2023	N/A
Abbey Katzen	Consulting agreement for marketing and communications services	December 7, 2022	December 31, 2023

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding securities:

Type of security	Membership Interests
Membership Interests Authorized	6,428,689
Amount outstanding	6,369,435
Voting Rights	At a duly convened meeting of the Members, each Member has a right to vote in proportion to the Member's percentage interest in the Company.
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	Securities converted from the Crowd Notes will be subject to dilution if/when the Company issues additional membership interests.
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	90.51%
Difference between this security and the Crowd Notes issued pursuant to Regulation CF	The membership interests are equity securities of the Company while the Crowd Notes convert into equity securities upon the occurrence of certain events.

Type of security	Warrants
Warrants Authorized	1
Amount outstanding	1
Voting Rights	None
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	Securities converted from the Crowd Notes will be subject to dilution if/when the Company issues membership interests from the execution of this warrant, which grants the holder the right to purchase 55,116 common membership units of the company.
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	0.78%

Difference between this security and the Crowd Notes issued pursuant to Regulation CF	The Warrants are equity-linked securities of the Company, which have yet to convert into equity securities, while the Crowd Notes convert into equity securities upon the occurrence of certain events.

Type of security	Membership Incentive Units
Membership Incentive Units Authorized	612,400
Amount outstanding	278,574
Voting Rights	None
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	Securities converted from the Crowd Notes will be subject to dilution if/when the Company issues membership interests.
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	3.96%
Difference between this security and the Crowd Notes issued pursuant to Regulation CF	The membership incentive units are equity-linked securities of the Company, which have yet to convert into equity securities, while the Crowd Notes convert into equity securities upon the occurrence of certain events.

The Company has the following debt outstanding:

Type of debt	Bank loan
Name of creditor	Keystone Bank
Amount outstanding	$25,463
Interest rate and payment schedule	4.75%, monthly payments of $1,033.46
Amortization schedule	None
Describe any collateral or security	Freezer truck
Maturity date	May 11, 2026
Other material terms	The company may pre-pay the full principal

	of this loan at any time with no penalty.

Type of debt	SBA
Name of creditor	SBA EIDL Loans
Amount outstanding	$483,600
Interest rate and payment schedule	3.75%, monthly payments of $2,357
Amortization schedule	None
Describe any collateral or security	None
Maturity date	September 8, 2050
Other material terms	The company and three individual scoop shop locations took out SBA EIDL loans during the COVID-19 pandemic. The entities have only been paying the required interest payments on these loans. These loans are not forgivable. Loan proceeds to be used solely as working capital to alleviate economic injury caused by disaster in January 2020. If the borrower violates the terms of the loan, it will be considered in default and must be repaid immediately in full.

Type of debt	Promissory Notes
Name of creditor	Individual Investors
Amount outstanding	$369,125
Interest rate and payment schedule	12.0% per annum During the first six months, only interest is to be paid to the creditor. From month seven to month 36, interest and principal are to be repaid in equal installments.
Amortization schedule	Amortized payments began seven months after the date of issuance. In aggregate, monthly amortized payments equal $12,244.
Describe any collateral or security	None
Maturity date(s)	November 6, 2024 – May 17, 2025
Other material terms	Upon an Event of Default, all sums due and payable shall bear interest at the rate of 18% per month the maximum rate allowed by law, whichever is less, until the borrower is no longer in default.

Type of debt	Promissory Note
Name of creditor	Individuals
Amount outstanding	$35,000
Interest rate and payment schedule	Interest accrues per annum at a rate of 10% in the first six months, 12% in the following six months, and 15% for the remaining 12 months. No payment schedule is set, as the entire balance and accrued interest is due at maturity.
Amortization schedule	None.
Describe any collateral or security	None.
Maturity date	March 20, 2024
Other material terms	Upon an Event of Default, all sums due and payable shall bear interest at the rate of 18% per month the maximum rate allowed by law,

	whichever is less, until the borrower is no longer in default.

Type of debt	Promissory Notes
Name of creditor	The Ronin Society LLC, CANDA LLC
Amount outstanding	$386,750
Interest rate and payment schedule	Interest accrues per annum at a rate of 15%. No payment schedule is set, as the entire balance and accrued interest is due at maturity.
Amortization schedule	None
Describe any collateral or security	None
Maturity date	July 31, 2024 through December 31, 2024
Other material terms	Upon an Event of Default, all sums due and payable shall bear interest at the rate of 18% per month or the maximum rate allowed by law, whichever is less, until the borrower is no longer in default.

Type of debt	Square POS Platform Loan North Burnet Location
Name of creditor	Square Financial Services
Amount outstanding	$24,795
Interest rate and payment schedule	No interest rate; monthly payment of $8,265
Amortization schedule	None
Describe any collateral or security	Lick North Burnet - All Square accounts and receivables
Maturity date	March 28, 2024
Other material terms	The company was charged a $6,680 fee for entering into this loan, which was applied to the principal balance amount to be repaid. Upon the company failing to meet a monthly payment obligation, or in the event the

	company's outstanding balance becomes past due at maturity, 15% of the company's daily revenue earned at Lick North Burnet will be remitted to the lender until its payment outstanding payment obligation(s) become current.

Type of debt	Square POS Platform Loan South Lamar Location
Name of creditor	Square Financial Services
Amount outstanding	$3,338
Interest rate and payment schedule	No interest rate; monthly payment of $3,338
Amortization schedule	None
Describe any collateral or security	None
Maturity date	January 7, 2024
Other material terms	The company was charged a $4,056 fee for entering into this loan, which was applied to the principal balance amount to be repaid. Upon the company failing to meet a monthly payment obligation, or in the event the company's outstanding balance becomes past due at maturity, 15% of the company's daily revenue earned at the Lick South Lamar will be remitted to the lender until its payment outstanding payment obligation(s) become current.

Type of debt	Square POS Platform Loans San Antonio Locations
Name of creditor	Square Financial Services
Amount outstanding	$411,265
Interest rate and payment schedule	No interest rate; Minimum payments are due every 60 days after the initial minimum payment date. The initial payment dates and minimum payment amounts are as follows: Lick Hemisfair - March 13, 2023 - $3,325 Lick Pearl - April 9, 2023 - $14,597 Lick at The Rim - May 27, 2023 - $6,651
Amortization schedule	None
Describe any collateral or security	The Pearl and Rim locations - All Square accounts and receivables The Hemisfair location did not grant the creditor any collateral since its total principal balance did not exceed $75,000.
Maturity date	Lick Hemisfair - July 12, 2024 Lick Pearl - August 8, 2024 Lick at The Rim - September 28, 2024
Other material terms	Collectively, the three locations were charged a $52,387 fee for entering into these loans, which was applied to their respective principal balances. 20% of each location's gross sales are remitted per day and applied to the total loan balances outstanding, in order to cover the required minimum payment due.

Type of debt	Square POS Platform Loan Mueller Location
Name of creditor	Square Financial Services
Amount outstanding	$141,384
Interest rate and payment schedule	No interest rate; $8,725 is due every 60 days from the initial minimum payment due date of July 7, 2023
Amortization schedule	None
Describe any collateral or security	Lick Mueller - All Square accounts and receivables
Maturity date	November 8, 2024
Other material terms	The company was charged a $14,250 fee for entering into this loan, which was applied to the principal balance amount to be repaid. 18.75% of Lick Mueller's gross sales are remitted per day and applied to the total loan balances outstanding, in order to cover the required minimum payment due.

Type of debt	Square POS Platform Loan Century Square Location
Name of creditor	Square Financial Services
Amount outstanding	$19,547
Interest rate and payment schedule	No interest rate; $2,514 is due every 60 days from the initial minimum payment due date of June 2, 2023
Amortization schedule	None
Describe any collateral or security	Lick Century Square - All Square accounts and receivables
Maturity date	April 2, 2024
Other material terms	The company was charged a $5,643 fee for entering into this loan, which was applied to the principal balance amount to be repaid.

	20% of Lick Century Square's gross sales are remitted per day and applied to the total loan balances outstanding, in order to cover the required minimum payment due.

Type of debt	Square POS Platform Loan Braes Heights Location
Name of creditor	Square Financial Services
Amount outstanding	$9,025
Interest rate and payment schedule	No interest rate; $593 is due every 60 days from the initial minimum payment due date of January 8, 2024
Amortization schedule	None
Describe any collateral or security	Lick Braes Heights - All Square accounts and receivables
Maturity date	November 8, 2024
Other material terms	The company was charged a $1,274 fee for entering into this loan, which was applied to the principal balance amount to be repaid. 13.25% of Lick Braes Height's gross sales are remitted per day and applied to the total loan balances outstanding, in order to cover the required minimum payment due.

Type of debt	Bank Loan Houston Locations
Name of creditor	Traycor Financial
Amount outstanding	$74,342
Interest rate and payment schedule	1.5% interest charged per month on the total principal outstanding; The Company shall pay $1,817.55 per month, which is applied to the interest charged first and then the principal
Amortization schedule	$1,817.55 per month
Describe any collateral or security	Various physical assets are collateral for the total loan amount. The collateral consists of a walk-in freezer, chest freezer, ice cream dipping cabinet, and undercounter refrigerator, and other various ice cream shop-related equipment. The collateral is located within the two Houston, Texas ice cream shop locations (Braes Heights and Autry Park).
Maturity date	May 23, 2028
Other material terms	Prepayment of the total loan amount is not permitted unless approved by the creditor.

Type of debt	Promissory Note
Name of creditor	Private Investors
Amount outstanding	$310,000
Interest rate and payment schedule	15% interest per annum; interest-only payments during the firsts 6 months of the loan term then monthly payments of $12,452 thereafter
Amortization schedule	$12,452 monthly after the first 6 months of the loan term
Describe any collateral or security	None
Maturity date	May 4, 2026 – August 9, 2026
Other material terms	N/A

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Promissory Note	10	$310,000	Business Expansion	May 4, 2023	4(a)(2)
LLC Membership Interests	326,755	$411,518	Business Expansion	June 28, 2023 – August 16, 2023	4(a)(2)
LLC Membership Interests	179,507	$173,722	General Working Capital	March 1, 2022	4(a)(2)
Promissory Notes	3	$85,000	General Working Capital	December 30, 2022 – January 18, 2023	4(a)(2)
Promissory Note	6	$600,000	Business Expansion	November 12, 2021 – May 17, 2022	4(a)(2)
Promissory Note	3	$35,000	General Working Capital	March 20, 2021	4(a)(2)
Warrants	1	$0	N/A	January 8, 2021	4(a)(2)
LLC Membership Interests	5,650,000	$702,000	Payroll and Business Expansion	October 12, 2020 & March 1, 2021	4(a)(2)

Ownership

The Company is majority owned and managed by CANDA Holdings, which is owned and controlled by Chad Palmatier and Anthony Sobotik, and The Ronin Food Group LLC, which is owned and controlled by (1) the Ronin Society LLC, which is majority owned by Alejandro Navarro and Andrew Polito, (2) Glen Gonzalez Special Trust, which Glen Gonzalez is the sole trustee, and (3) KPMEP LLC, which is owned entirely by Paul Kane.

The beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed below along with the amount they own.

Name	Percentage Owned
Chad Palmatier *via CANDA Holdings and The Ronin Food Group LLC*	22.31%
Anthony Sobotik *via CANDA Holdings and The Ronin Food Group LLC*	22.31%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Recent Tax Return Information for the year ended December 31, 2022

Total Income	Taxable Income	Total Federal Tax
$3,822,804	$0	$0

Operations

All business units currently in operations are profitable at the business unit level. Our plan is to establish additional profitable business units in both its scoop shop and wholesale (CPG) channels. We intend to be profitable at the corporate level by 2026. Our significant challenges are site selection on the retail side and production capacity on the wholesale side. The competition for high quality leased locations is intense and the viability of our wholesale channel depends on our ability to scale production consistently to ensure we have sufficient quantities of our product to meet demand.

The Company's primary objectives are to reach the milestones of 10 scoop shops and $500K of CPG revenue by the end of 2024. Each newly established scoop shop business unit is expected to achieve profitability within the first 12 months. Our investment in production capacity is expected to enable the growth in the wholesale channel. We plan to achieve our objectives by:

Building talent: Hiring an experienced natural channel sales team, attract and retain an experienced culinary team and outsource supportive services such as IT, HR to manage people costs.

Building production capacity: Partnering with high quality certified co-packers, ingredient suppliers and strategically located cold storage facilities.

Building brand recognition: Partnering with strategic brokers and marketing services while continuing to feature the founders and drive recognition through PR.

CPG growth: Targeting the Natural Product Channel and command a premium price on the shelf, grow strategically across the country on a region-by-region basis.

Scoop Shop growth: Achieving target opening dates for 3 additional scoop shop locations and using Local Store Marketing to meet profitability targets.

Liquidity and Capital Resources

We are preparing for an equity offering of up to $1.5M in Q2 2024 which we expect to provide the funds to achieve our next milestones, specifically the construction of the 10th scoop shop. There are no guarantees this will happen.

Capital Expenditures and Other Obligations

The Company is entering the Houston, Texas market with 3 new shops. One shop (Braes Heights) has already opened, another one (Autry Park) is slated to open in 2024, and the third location (East River) is expected to open in late 2024. The Company estimates it will need between $1 million and $1.5 million to develop these three locations.

Material Changes and Other Information

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of ten percent (10%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has engaged in the following transactions with related persons:

Related Person/Entity	Chad Palmatier and Anthony Sobotik
Relationship to the Company	Equity Owner, Director, Co-founders
Total amount of money involved	$6,750.00 per month
Benefits or compensation received by related person	Rental payments
Benefits or compensation received by Company	HQ space
Description of the transaction	Lick leases space for its headquarters from Two Busy Guys LLC, which is owned and controlled by cofounders Chad Palmatier and Anthony Sobotik.

Related Person/Entity	Forum Gold Investments, LLC (Managed by Paul Kane)
Relationship to the Company	Paul Kane is a Managing Member of The Ronin Food Group LLC, which owns 20%+ of Lick Ice Creams LLC.
Total amount of money involved	$225,000
Benefits or compensation received by related person	Debt investment in the Company
Benefits or compensation received by Company	Working capital
Description of the transaction	In May 2022, Forum Gold Investments, LLC, of which Paul Kane is a Manager, made a debt investment in the company, which matures in 36 months from the date of the investment.
Related Person/Entity	The Ronin Society LLC
Relationship to the Company	The Ronin Society is a Managing Member of The Ronin Food Group LLC, which owns 20%+ of outstanding equity interests in Lick Ice Creams LLC. Alex Navarro, Andrew Polito, Leila Bayless, and Andrew Escher are managing members of The Ronin Society LLC.
Total amount of money involved	$236,750
Benefits or compensation received by related person	Debt investment in the Company
Benefits or compensation received by Company	Working capital
Description of the transaction	In H2 2023, The Ronin Society made a debt investment in the company, which matures in 12 months from the date of the investment.

Related Person/Entity	The Ronin Food Group LLC
Relationship to the Company	The Ronin Food Group LLC is a Managing Member of Lick Ice Creams LLC
Total amount of money involved	$306,250
Benefits or compensation received by related person	Membership Interests in the Company
Benefits or compensation received by Company	Cash for expansion
Description of the transaction	In June 2023, The Ronin Food Group LLC increased its ownership stake in the company. The company had a post-money valuation of approximately $8.4 million.

Related Person/Entity	The Ronin Society LLC
Relationship to the Company	The Ronin Society is a Managing Member of The Ronin Food Group LLC, which owns 20%+ of outstanding equity interests in Lick Ice Creams LLC. Alex Navarro, Andrew Polito, Leila Bayless, and Andrew Escher are managing members of The Ronin Society LLC.
Total amount of money involved	$4,979
Benefits or compensation received by related person	Membership Interests in the Company
Benefits or compensation received by Company	Cash for expansion
Description of the transaction	In June 2023, The Ronin Society LLC increased its ownership stake in the company. The company had a post-money valuation of approximately $8.4 million.

Related Person/Entity	Immediate family member of Alejandro Navarro
Relationship to the Company	Related person to a Company Officer
Total amount of money involved	$25,000
Benefits or compensation received by related person	Debt investment in the Company
Benefits or compensation received by Company	Cash for expansion
Description of the transaction	In August 2023, the Company raised $310,000 to expand into the Houston market from various investors, including the parents of Lick's CFO Alejandro Navarro. The notes mature in 36 months from the date of the investment.

Related Person/Entity	Immediate family member of Alejandro Navarro
Relationship to the Company	Related person to a Company Officer
Total amount of money involved	$5,000
Benefits or compensation received by related person	Investment in the Company
Benefits or compensation received by Company	Cash
Description of the transaction	In September 2023, an immediate family member of Alejandro Navarro made an investment of $5,000 in the Company's crowdfund offering. At the time of this investment, this amount was equal to more than 10% of the committed funds in the Offering.

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations, or its security holders.

OTHER INFORMATION

Bad Actor Disclosure

None of the Company, its predecessor entities, its affiliated entities, or its covered persons is subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Alejandro Navarro
(Signature)

Alejandro Navarro
(Name)

CFO
(Title)

April 30, 2024
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

EXHIBIT A

Financial Statements

1 PROFIT & LOSS		2023
SALES		
4100 Scoop Shop Revenue	$	3,883,508
4200 Wholesale Revenue		354,078
4300 eComm Revenue		17,796
4400 Events Revenue		18,400
4900 Other Revenue		-
TOTAL SALES	$	4,273,782
% YoY Growth		11.3%
DIRECT COST OF SALES		
5100 Scoop Shop Costs	$	844,832
5200 Wholesale Costs		146,843
5300 eComm Costs		4,305
5400 Events Costs		4,703
5500 Kitchen Costs		96,785
- **TOTAL DIRECT COST OF SALES**	$	1,097,467
% of Total Sales		25.7%
= **TOTAL GROSS PROFIT**	$	3,176,315
% of Total Sales		74.3%
SELLING, FULFILLMENT & OTHER COSTS		
5900 Selling, Fullfillment & Other Costs	$	505,549
- **TOTAL SELLING & FULLFILLMENT COSTS**	$	505,549
% of Total Sales		11.8%
= **TOTAL CONTRIBUTION MARGIN**	$	2,670,766
% of Total Sales		62.5%
OPERATING EXPENSES		
6100 People	$	1,865,643
6200 Sales & Marketing		125,214
6300 Occupancy		950,808
6400 Product Development		25,266
6500 Professional Services		254,176
6600 Office Admin OPEX		-
6900 Other OPEX		220,973
- **TOTAL OPERATING EXPENSES**	$	3,442,080
% of Total Sales		80.5%
= **NET OPERATING INCOME**	$	(771,314)
% of Total Sales		-18.0%
	$	(64,276)
OTHER INCOME & EXPENSES		
7100 Other Income OTHER	$	13,103
7200 Other Expense OTHER		77,412
- **OTHER INCOME & EXPENSES**	$	(64,310)
% of Total Sales		-1.5%
= **EBITDA**	$	(835,624)
% of Total Sales		-19.6%
INTEREST, TAXES, DEPRECIATION & AMORTIZATION		
8100 Interest Expense OTHER	$	200,177
8200 Depreciation OTHER		124,558
8300 Taxes OTHER		12,658
- **INTEREST, TAXES, DEPRECIATION**	$	337,393
% of Total Sales		7.9%
= **NET INCOME**	$	(1,173,017)
% of Total Sales		-27%

2 BALANCE SHEET   2023

CASH

1100 Operating Cash	$	36,084
1200 Restricted Cash		10,300
CASH	**$**	**46,384**

SHORT TERM ASSETS

1300 AR	$	47,775
1400 Inventory		55,607
1500 Clearing Accounts		190,452
1600 Other Current Assets		22,995
+ SHORT TERM ASSETS	**$**	**316,830**

LONG TERM ASSETS

1700 PPE	$	2,262,954
1800 Other Non-Current Assets		1,358,978
+ LONG TERM ASSETS	**$**	**3,621,932**
% of Total Assets		91%

= TOTAL ASSETS	**$**	**3,985,146**

SHORT TERM LIABILITIES

2100 AP	$	559,364
2200 Credit Cards		-
2300 Short Term Financing		1,295,795
2400 Employee Liabilities		31,601
2500 Tax Liabilities		58,120
2600 Deferred Revenue		50,823
2700 Reimbursable Expenses		-
SHORT TERM LIABILITIES	**$**	**1,995,702**

LONG TERM LIABILITIES

2800 Long Term Financing	$	2,806,670
2900 Due To / From		42,200
+ LONG TERM LIABILITIES	**$**	**2,848,870**

= TOTAL LIABILITIES	**$**	**4,844,572**
% of Total Assets		*122%*

CONTRIBUTED CAPITAL

3100 Common Stock	$	870,609
3200 Preferred Stock		-
CONTRIBUTED CAPITAL	**$**	**870,609**

RETAINED EARNINGS

3300 Retained Earnings	$	(557,018)
+ RETAINED EARNINGS	**$**	**(557,018)**

NET INCOME

3400 Net Income	$	(1,173,017)
+ NET INCOME	**$**	**(1,173,017)**

= TOTAL EQUITY	**$**	**(859,426)**

3 CASH FLOWS		2023

NET INCOME

NET INCOME	$	(1,173,017)

CHANGE IN SHORT TERM ASSETS

1200 Restricted Cash	$	(1,600)
1300 AR		11,935
1400 Inventory		(1,277)
1500 Clearing Accounts		(115,241)
1600 Other Current Assets		17,860
+ SHORT TERM ASSETS	$	(88,322)

CHANGE IN SHORT TERM LIABILITIES

2100 AP	$	238,280
2200 Credit Cards		-
2300 Short Term Financing		1,208,345
2400 Employee Liabilities		862
2500 Tax Liabilities		13,407
2600 Deferred Revenue		9,615
2700 Reimbursable Expenses		-
+ SHORT TERM LIABILITIES	$	1,470,508

= CASH FLOW FROM OPERATIONS	$	209,169

CHANGE IN LONG TERM ASSETS

1700 PPE	$	(870,218)
1800 Other Non-Current Assets		(3,000)
+ LONG TERM ASSETS	$	(873,218)

= CASH FLOW FROM INVESTING	$	(873,218)

CHANGE IN LONG TERM LIABILITIES

2800 Long Term Financing	$	295,535
2900 Due To / From		42,200
+ LONG TERM LIABILITIES	$	337,735

CHANGE IN EQUITY

3100 Common Stock	$	325,900
3200 Preferred Stock		-
+ EQUITY	$	325,900

= CASH FLOW FROM FINANCING	$	663,635

TOTAL CASH FLOW	$	(413)